[SDI Letterhead]

February 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C.  20549

Attention: Mr. Andrew P. Schoeffler, Staff Attorney

RE

Staff Comments Regarding Steel Dynamics, Inc.’s Registration Statement on Form S-4, Form 10-K for the year ended December 31, 2004 and Form 10-Q’s for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005

SEC File No. 0-21719

Dear Mr. Schoeffler:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to Staff’s letter of comment dated February 10, 2006, with respect to Registrant’s January 18, 2006 Registration Statement on Form S-4 (File No. 333-131100), together with related comments to Registrant’s 2004 Form 10-K and Forms 10-Q for the first three quarters of 2005.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the letter of comment, the text of which is copied below in bold for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

As you requested, we are hand delivering a copy of amendment No. 1 to our Form S-4 registration statement, marked to show changes from the January 18, 2006 filing. We have concurrently filed amendment No. 1 via Edgar.

Registration Statement on Form S-4

General

1.                                      Please tell us how you determined that pro forma financial information pursuant to Article 11 of Regulation S-X is not required for the proposed merger of Roanoke Electric Steel and Steel Dynamics.  In doing so, please address the materiality of the transaction to the stockholders of each registrant separately.

Rule 11-01(a)(2) of Article 11 of Regulation S-X states that pro forma financial information must be furnished when, “[A]fter the date of the most recent balance sheet filed pursuant to Rule 3-01, consummation of a “significant” business combination to be accounted for by either the purchase method or pooling-of-interest method of accounting has occurred or is probable.”  Rule 11-01(b)(1) states that a business combination shall be considered significant if a comparison of the most recent annual financial statements of the business to be acquired and the Registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the acquired business would be a significant subsidiary.  Rule 1-02(w) defines the term “significant subsidiary” as a subsidiary which meets any of the following conditions:

1.                                       The Registrant’s investments in and advances to the subsidiary (the business to be acquired) exceeds 20% of the total assets of the Registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

2.                                       The Registrant’s proportionate share of the assets of the subsidiary (the business to be acquired) exceed 20% of the total assets of the Registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

3.                                       The income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (“Test Income”) of the business to be acquired exceeds 20% of such income of the Registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Based on this definition, the Roanoke Electric Steel business to be acquired does not meet any of the three tests.

The proposed business combination of the Registrant and Roanoke Electric Steel is to be accounted for by the purchase method of accounting.  The transaction was agreed to and announced on October 18, 2005.

The purchase price of Roanoke Electric Steel (the “investment in and advances to” the subsidiary) is approximately $245 million ($111 million in cash, $128 million in stock (calculated at an average market price per share of Steel Dynamics common stock of $28.11, using the average closing prices per EITF 99-12, of October 14-20, 2005, bracketing October 18, the announcement date, $1 million for the estimated fair value of Steel Dynamics vested stock options to be issued in exchange for outstanding vested Roanoke Electric Steel options, and estimated transaction costs of $5 million).

The Registrant’s most recently completed fiscal year is December 31, 2005, at which time its total assets and Test Income were $1,757,686,749 and $360,625,796, respectively.  Based on Registrant’s December 31, 2004 data, its total assets were $1,733,618,829 and its Test Income was $475,032,706.  Roanoke Electric Steel’s most recently completed fiscal year is October 31, 2005, at which time its total assets and Test Income were $333,410,067 and $65,921,351, respectively.

Accordingly, the 20% threshold test of a significant subsidiary is not met.

Questions And Answers About the Merger, page 1
Summary of the Proxy Statement / Prospectus, page 5

2.                                      Please relocate the Summary section so that it precedes the Q&A section.  See Instruction 2 to Item 1001 of Regulation M-A.

We have relocated the Summary so that it precedes the Q&A section.

3.                                      Please revise the Summary section so that it sets forth only the principal terms of the proposed merger instead of summarizing the entire filing.  It should be no longer than a couple of pages and should be written in plain English.  See Item 1001 of Regulation M-A.  Please also revise to eliminate information you repeat in the Summary section and Q&A section.  For purposes of eliminating redundancies and grouping like information together, please view the sections as one section.  We suggest you discuss the material and substantive disclosure in the Summary section and procedural questions with short, clear answers in the Q&A section.

We have shortened the Summary section and eliminated repetitive information, but we have retained the disclosures which appear to be required by Item 3 of Form S-4 and Item 503(a) of Regulation S-K.  We have also revised the Q&A section to address procedural questions and to eliminate substantive questions covered by the Summary section.

4.                                      Please remove the assumption in the second sentence of each of the subsections discussing the material tax consequences of the merger on pages 4 and 12 since you will be receiving an opinion of tax counsel.  Please state counsel’s opinion and identify counsel.  In addition, please comply with this comment in the first sentence of the second paragraph of the section entitled “Exchange of Roanoke Electric Steel Common Stock for…” on page 71.

The disclosure on page 5 has been revised to identify counsel, to more clearly state the opinions of counsel and to indicate that the opinions have already been received.  The disclosure that appeared on page 4 in the Q&A section has been deleted in response to comment 3.  Conforming changes have also been made on page 64.  We respectfully disagree that the assumption in the second sentence of each of the subsections should be removed.  While both companies have received an opinion of counsel to the effect that the merger qualifies as a reorganization, these opinions are not binding on the Internal Revenue Service or a court and no ruling from the IRS has been received or requested.  While both companies believe the merger will qualify as a reorganization and both counsel have so opined, the tax treatment described in the balance of the subsection is, indeed, dependent upon and assumes that this belief is correct and neither the companies nor their counsel can state the tax treatment as a matter of absolute fact so long as the IRS or a tax court might disagree.

Unaudited Comparative Per Share Data, page 18

5.                                      Please provide the following equivalent pro forma per share amounts for Roanoke Electric Steel as required by Item 3(f) of Part I.A. of Form S-4:

•         Book value per share;

•         Cash dividends declared per share; and

•         Basic and diluted net earnings per share.

For guidance on how to arrive at these amounts, please refer to the Instructions provided in the Form S-4 immediately following Item 3(f).

Registrant has provided the equivalent pro forma per share amounts for Roanoke Electric Steel.

Risk Factors, page 22

Some of Roanoke Electric Steel’s directors and executive officers, page 23

6.                                      Please delete the fourth sentence of this risk factor, as mitigating language is not appropriate in risk factor disclosure.

We have deleted the fourth sentence of this Risk Factor, as requested.

Shares eligible for public sale, Page 24

7.                                      Please expand the disclosure in the second paragraph to discuss the shares that will be issuable upon exercise of the options you will issue in exchange for the Roanoke Electric Steel options.

Registrant has added an additional sentence at the end of the second paragraph of this Risk Factor to reflect the number of Registrant’s shares that will be issuable (only approximately 40,000) upon exercise of Roanoke Electric Steel stock options that will be converted under the terms of the Merger Agreement.

Steel Dynamics’ senior secured credit agreement, page 26

8.                                      Please disclose whether you are in compliance with the restrictive covenants as of the most recent practicable date.

The Registrant was in compliance with the restrictive covenants as of the date of original filing of the Form S-4 and is also in compliance as of the most recent date of financial statement preparation, January 31, 2006.  The Registrant will note this within the amended Form S-4, at page 20, as follows:

Steel Dynamics was in compliance with these restrictions and covenants at January 31, 2006, and expects to remain in compliance over the coming twelve months.

Environmental regulation imposes significant costs, page 28

9.                                      Please quantify, to the extent practicable, the risks described in this risk factor.

Registrant does not believe that the general risks described in this section are further quantifiable and believes that any attempt to do is not practicable.  We discuss the impact of environmental regulation on our operations at pages 14, 34 and 48 of our Annual Report on Form 10-K for the period ended December 31, 2004.  The discussion on page 48 indicates that, apart from the Registrant’s dependence on environmental construction and operating permits for existing and proposed manufacturing facilities, the Registrant believes that compliance with current environmental laws and regulations is not likely to have a materially adverse effect on the financial condition, results of operations or liquidity of the Registrant.  Registrant regularly reviews the nature and extent of its environmental costs and risks and will update its public disclosures in the event that anything occurs that would cause the existing disclosures to be inadequate.  Roanoke Electric Steel discusses its environmental compliance at page 4 of its Annual Report on Form 10-K for the period ending October 31, 2005 and pages 26 (under Commitments and Contingent Liabilities) and 43 (under contingencies) which in effect state that Roanoke Electric Steel believes that it is in substantial compliance with existing environmental provisions.

Cautionary Statement Regarding Forward-Looking Statements, page 30

10.                               Please delete the statement in the fourth sentence of the last paragraph regarding stockholders’ reliance on forward-looking statements, as this statement suggests that you do not have responsibility under the federal securities laws for all of the information contained in your proxy statement / prospectus.

Registrant has deleted the fourth sentence from the cautionary statement.

Background of the Merger, page 37

11.                               We note the disclosure in the last sentence of the fourth paragraph on page 40.  Please reconcile this disclosure with the disclosure in the sixth and thirteenth bullet points in the section entitled “Roanoke Electric Steel’s Reasons for the Merger” on page 47.

Roanoke Electric Steel believes that the disclosure in the last sentence of the fourth paragraph on page 34 is consistent with the disclosure in the sixth and thirteenth bullet points on page 42.  The sixth bullet point refers to preliminary discussions with other parties which Roanoke Electric Steel held both before and after the June 30, 2005 special committee meeting, e.g., see the second paragraph on page 32 and the discussion of the September and October discussions with the third interested party beginning in the third full paragraph on page 36.  The merger agreement provisions described in the thirteenth bullet point are consistent with the ability to accept a superior offer contemplated by the special committee on June 30, 2005 and we have revised the last sentence of the fourth paragraph on page 34 to clarify this point.

Opinion of Jefferies & Company, Inc., page 51

12.                               Please delete the third sentence of the second paragraph, as stockholders are entitled to rely solely on the disclosure in your proxy statement / prospectus.

We have deleted the third sentence.

13.                               We note the disclosure in the second last paragraph on page 60.  Please tell us whether Roanoke Electric Steel considered other potential financial advisors.  If so, why did Roanoke Electric Steel choose Jefferies & Company?

We have added additional disclosure to page 32 to explain in more detail Roanoke Electric Steel’s prior relationship with Jefferies and why Jefferies was selected.

Material U.S. Federal Income Tax Considerations of the Merger, page 70

14.                               We note that counsel have provided short-form tax opinions, which are included as Exhibits 8.1 and 8.2 to your registration statement. As such, the disclosure in this section must be counsel’s opinion and not merely a summary of the material tax consequences. Please revise accordingly to state counsel’s opinion, making clear which statements represent counsel’s opinion.

The requested changes have been made to the first paragraph on page [65].

The Merger Agreement, page 76

15.                               Please revise the second sentence of the first paragraph to eliminate the qualifications regarding the summary of the merger agreement, as stockholders are entitled to rely on the disclosure in your proxy statement / prospectus.  Please also comply with this comment in the second sentence of the first paragraph of the section entitled “Description of Steel Dynamics Capital Stock” on page 107.

The second sentence of the first paragraph on page 70 has been revised in accordance with the request, as well as conforming changes in the section entitled “Description of Steel Dynamics Capital Stock” on page 101.

16.                               Please revise the third sentence of the first paragraph to eliminate the implication that stockholders do not have rights relating to the summary of the merger agreement in your proxy statement / prospectus.  Please also comply with this comment in the second sentence of the last paragraph on page 6.

The third sentence of the first paragraph has been revised to eliminate the referenced implication.  The last paragraph previously appearing on page 6 has been deleted in response to comment 3.

17.                               We note the disclosure in the third paragraph regarding the representations and warranties in the merger agreement.  We have the following comments:

•             Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

•             Please be advised that, notwithstanding your disclosure, you are responsible for considering whether additional disclosure is required to make statements included in your proxy statement / prospectus not misleading.

Registrant has revised the referenced sentence in the third paragraph on page 70 as requested.

Registrant confirms that Registrant is responsible for considering whether additional disclosure is required to make statements included in its proxy statement / prospectus not misleading.

18.                               We note that you refer to disclosure schedules delivered in connection with the merger agreement.  Please be advised that if the information contained in these schedules would be material to an investment decision and should be disclosed to make the information in your proxy statement / prospectus not misleading, then you must disclose such information in your proxy statement / prospectus.

Registrant has noted staff’s comment and has considered whether additional disclosure is required to make statements in its proxy statement / prospectus not misleading.

Item 21.  Exhibits. page II-2

19.                               With respect to Exhibit 2.1, please file a list briefly identifying the contents of all omitted schedules or similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to your registration statement.  See Item 601(b)(2) of Regulation S-K.

Registrant is filing a supplement to Exhibit 2.1, as Exhibit 2.1(a), briefly identifying the contents of the omitted schedules.  Registrant has also footnoted Exhibit 2.1 to note that the schedules have been omitted, pursuant to Item 601(b)(2) of Regulation S-X, as well as Registrant’s agreement, upon request, to furnish the staff with copies of omitted schedules.

Item 22.  Undertakings. page II-3

20.                               Please revise paragraph (b) to provide the undertaking in the form required by Item 512(b) of Regulation S-K.

Paragraph (b) of Item 22 (“Undertakings”) has been revised in accordance with Item 512(b) of Regulation S-K.

Exhibit 5.1

21.                               Please have counsel confirm to us that it concurs with our understanding that the reference to the “general corporation laws of the State of Indiana” includes the statutory provisions and all applicable provisions of the Indiana Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Registrant’s counsel will file the requested confirmation as correspondence on EDGAR.

Exhibit 8.1

22.                               We note the qualification set forth in clause (ii) of the second paragraph.  Please clarify that this qualification does not include the section of your proxy statement / prospectus that constitutes the opinion of counsel.

Counsel has agreed that its opinion will be revised as requested by adding the words “other than those related to the Federal income tax consequences of the merger” to clause (ii).  A revised opinion will be filed and dated on or shortly before the date of effectiveness.

23.                               We note that counsel’s opinion set forth in clause (ii) of the fourth paragraph is a short-form tax opinion.  Please have counsel revise its opinion to clearly state that the discussion set forth in your proxy statement / prospectus in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” is counsel’s opinion.

Counsel has agreed that its opinion will be revised to refer to the proxy statement/prospectus, which the stockholders will receive, rather than the registration statement, which they might not.  Otherwise, we believe that the opinion clearly states that the discussion is counsel’s opinion.  The opinion says that the counsel “is of the opinion that” the discussion “is correct in all material respects.”  As contrasted to some opinions of counsel that only state that the disclosure is “adequate” or “fair,” we believe that the opinion as stated does indicate that the discussion is counsel’s opinion.

24.                               We note that the opinion is dated as of January 18, 2006.  We also note that the opinion is qualified by assumptions made as of that date.  In this regard, we note the statement in the second sentence of the fifth paragraph.  Please have counsel revise the opinion to clarify that the opinion speaks through the effective date of your registration statement.  Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

We intend for counsel to revise and for us to file another opinion of counsel dated on or shortly before the date of effectiveness of the registration statement.

Exhibit 8.2

25.                               We note the qualification set forth in clause (ii) of the second paragraph.  Please clarify that this qualification does not include the section of your proxy statement / prospectus that constitutes the opinion of counsel.

Counsel has agreed that its opinion will be revised in the same manner as in response to staff comment 22.

26.                               We note that counsel’s opinion set forth in clause (ii) of the fourth paragraph is a short-form tax opinion.  Please have counsel revise its opinion to clearly state that the discussion set forth in your proxy statement / prospectus in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” is counsel’s opinion.

Counsel has agreed that its opinion will be revised in the same manner as in response to staff comment 23 and we believe the other statements in response to that comment are applicable to this comment.

27.                               We note that the opinion is dated as of January 18, 2006.  We also note that the opinion is qualified by assumptions made as of that date.  In this regard, we note the statement in the second sentence of the fifth paragraph.  Please have counsel revise the opinion to clarify that the opinion speaks through the effective date of your registration statement.  Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

We intend for counsel to revise and for us to file another opinion of counsel dated on or shortly before the date of effectiveness of the registration statement.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

28.                               We note the disclosure that disclosure controls and procedures were effective to ensure that information required to be disclosed by the company (including its consolidated subsidiaries) in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  This description appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act.  As described, however, this description does not fully conform to the definition in that rule.

                                                Specifically, this description does not indicate that your disclosure controls and procedures were effective to ensure that the information your company is required to disclose in the reports it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.  Please also comply with this comment in the section entitled “Item 4.  Controls and Procedures” in each of your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

The Registrant confirms that the descriptions within Item 9A of the Registrant’s Form 10-K for the year ended December 31, 2004 and within Item 4 of the Registrant’s Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, were intended to comply with the required disclosures set forth in Rule 13a-15(e) under the Exchange Act.  In future filings on Form 10-K and Form 10-Q the Registrant will revise the disclosures related to Item 9A on Form 10-K and Item 4 on Form 10-Q in accordance with the Rule.

Form 10-Q for the quarter ended March 31, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

29.                               We note the disclosure in the second sentence.  Please confirm to us that your disclosure controls and procedures were effective as of the end of the period covered by each report and revise accordingly in future filings.

The Registrant confirms that its disclosure controls and procedures were effective as of March 31, 2005, June 30, 2005 and December 31, 2005.  The Registrant will note the specific period represented in future filings on Form 10-Q as requested.

Changes in Internal Controls

30.                               Please revise this section in future filings to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.  See Item 308( c) of Regulation S-K.

Registrant will revise the section regarding Changes in Internal Control over Financial Reporting, in future filings, in accordance with this comment.

Thank you very much for your prompt attention to this response.  If you or any other member of the Staff has any further questions or comments concerning these responses, please telephone our legal counsel, Robert S. Walters, at 260.423.8905.

Very truly yours,

Steel Dynamics, Inc.

/s/ Gary Heasley

Gary Heasley

Chief Financial Officer